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Exhibit 99.2

DragonWave Inc.	For the three months ended May 31 2012

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts

	Note	As at May 31, 2012	As at February 29, 2012
Assets
Current Assets
Cash and cash equivalents	4	42,248	52,798
Restricted cash	4	400	177
Trade receivables	5	13,516	9,850
Inventory	6	25,591	27,043
Other current assets	7	5,533	5,501
Future income tax asset		180	69

		87,468	95,438
Long Term Assets
Property and equipment	8	4,650	5,184
Future income tax asset		1,817	1,308
Deferred financing cost	20	435	—
Intangible assets	9	3,319	6,264
Goodwill		11,927	11,927

		22,148	24,683
Total Assets		109,616	120,121

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	10	15,796	12,720
Deferred revenue		1,184	723
Contingent royalty	14	219	372
Contingent consideration		—	1,884

		17,199	15,699
Long Term Liabilities
Contingent royalty	14	184	1,292
Other long term liabilities	11	666	1,063

		850	2,355
Commitments	14
Shareholders' equity
Capital stock	12	174,076	172,264
Contributed surplus	12	4,999	4,606
Deficit	12	(78,027)	(65,448)
Accumulated other comprehensive loss	12	(9,692)	(9,658)

Total Shareholder's equity		91,356	101,764
Non-controlling interests	3	211	303

Total Equity		91,567	102,067
Total Liabilities and Shareholder's equity		109,616	120,121

Shares issued & outstanding	12	36,001,067	35,586,206
On behalf of the Board:

/s/ GERRY SPENCER Director	/s/ TOM MANLEY Director

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

Expressed in US $000's except share and per share amounts

		Three months ended
	Note	May 31, 2012	May 31, 2011
REVENUE
Cost of sales	17, 18	12,974	11,049
Gross profit	6	8,841	6,405

		4,133	4,644

EXPENSES
Research and development		4,399	6,266
Selling and marketing		3,658	4,080
General and administrative		5,270	3,963
Government assistance	14	—	(350)

		13,327	13,959

Income (loss) before amortization of intangible assets and other items		(9,194)	(9,315)
Amortization of intangible assets	9	(542)	(587)
Accretion expense		(22)	(276)
Restructuring expense	19	(798)	—
Interest income		29	84
Investment gain		—	39
Impairment of intangible assets	9	(2,869)	—
Gain on change in estimate of contingent liabilities	14	1,190	—
Foreign exchange gain		(1,003)	120

Income (loss) before income taxes		(13,209)	(9,935)
Income tax expense (recovery)		(572)	9

Net Income (loss)		(12,637)	(9,944)
Net Loss Attributable to Non-Controlling Interest		58	54

Net Income (loss) applicable to shareholders		(12,579)	(9,890)
Foreign currency translation differences for foreign operations		68	3

Comprehensive Income (Loss)		(12,647)	(9,893)
Comprehensive Income (Loss) applicable to Non-Controlling Interest		34	2

Comprehensive Income (Loss) applicable to shareholders		(12,613)	(9,891)
Income (loss) per share
Basic	13	(0.35)	(0.28)
Diluted	13	(0.35)	(0.28)
Weighted Average Shares Outstanding
Basic	13	35,931,347	35,429,049
Diluted	13	35,931,347	35,429,049

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's

	Three months ended
	May 31, 2012	May 31, 2011
Operating Activities
Net Income (Loss)	(12,637)	(9,944)
Items not affecting cash
Amortization of property and equipment	754	829
Amortization of intangible assets	542	587
Accretion expense	22	276
Non cash royalty amortization	(93)	(201)
Impairment of intangible assets	2,869	—
Gain on change in estimate of contingent liabilities	(1,190)	—
Stock-based compensation	404	492
Unrealized foreign exchange loss	1,116	1
Non cash future income tax expense (recovery)	(572)	9
Inventory impairment	34	57

	(8,751)	(7,894)
Changes in non-cash working capital items	463	(1,324)

	(8,288)	(9,218)

Investing Activities
Acquisition of property and equipment	(220)	(449)
Acquisition of intangible assets	(466)	(314)
Purchase of short term investments	—	(22,432)
Maturity of short term investments	—	17,508

	(686)	(5,687)

Financing Activities
Initial formation contribution by non-controlling interest in DW-HFCL	—	555
Deferred financing cost	(435)	—
Issuance of common shares net of issuance costs	43	178

	(392)	733

Effect of foreign exchange on cash and cash equivalents	(1,184)	(6)
Net decrease in cash and cash equivalents	(10,550)	(14,178)
Cash and cash equivalents at beginning of period	52,798	77,819

Cash and cash equivalents at end of period	42,248	63,641

Cash paid during the period for interest	—	—

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Expressed in US $000's except common share amounts

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Shareholder's Equity
Balance at February 28, 2011	35,421,893	$171,570	$2,642	$(31,967)	$(9,618)	$0	$132,627

Stock-based compensation	—	—	$480	—	—	—	$480
Exercise of stock options	40,346	$190	$(69)	—	—	—	$121
Other	9,438	$72	$(3)	—	—	—	$69
Other comprehensive loss	—	—	—	—	$(3)	$(2)	$(5)
Initial formation contribution by non-controlling interest in DW-HFCL	—	—	—	—	—	$555	$555
Net Loss	—	—	—	$(9,890)	—	$(54)	$(9,944)

Balance at May 31, 2011	35,471,677	$171,832	$3,050	$(41,857)	$(9,621)	$499	$123,903

Stock-based compensation	—	—	$569	—	—	—	$569
Exercise of stock options	47,736	$149	$(28)	—	—	—	$121
Other	11,344	$56	$2	—	—	—	$58
Other comprehensive loss	—	—	—	—	$(7)	$(6)	$(13)
Net Loss	—	—	—	$(2,206)	—	$(73)	$(2,279)

Balance at August 31, 2011	35,530,757	$172,037	$3,593	$(44,063)	$(9,628)	$420	$122,359

Stock-based compensation	—	—	$462	—	—	—	$462
Exercise of stock options	20,444	$90	$(34)	—	—	—	$56
Stock option benefit	—	—	$189	—	—	—	$189
Other	16,695	$62	$1	—	—	—	$63
Other comprehensive loss	—	—	—	—	$(29)	$(28)	$(57)
Net Loss	—	—	—	$(8,017)	—	$(41)	$(8,058)

Balance at November 30, 2011	35,567,896	$172,189	$4,211	$(52,080)	$(9,657)	$351	$115,014

Stock-based compensation	—	—	$403	—	—	—	$403
Exercise of stock options	5,414	$23	$(10)	—	—	—	$13
Stock option benefit	—	—	—	—	—	—	—
Other	12,896	$52	$2	—	—	—	$54
Other comprehensive loss	—	—	—	—	$(1)	$(1)	$(2)
Net Loss	—	—	—	$(13,368)	—	$(47)	$(13,415)

Balance at February 29, 2012	35,586,206	$172,264	$4,606	$(65,448)	$(9,658)	$303	$102,067

Stock-based compensation	—	—	$392	—	—	—	$392
Settlement of contingent consideration	400,983	$1,758	—	—	—	—	$1,758
Other	13,878	$54	$1	—	—	—	$55
Other comprehensive loss	—	—	—	—	$(34)	$(34)	$(68)
Net Loss	—	—	—	$(12,579)	—	$(58)	$(12,637)

Balance at May 31, 2012	36,001,067	$174,076	$4,999	$(78,027)	$(9,692)	$211	$91,567

See accompanying notes

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is in the business of developing next-generation broadband wireless backhaul and pseudowire equipment.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on NASDAQ Global Market under the symbol DRWI.

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, DragonWave Corp., incorporated in the state of Delaware, USA, DragonWave PTE Limited, incorporated in Singapore, DragonWave Networks Ltd., incorporated in Israel, DragonWave S.r.l, incorporated in Italy, DragonWave S.A.R.L., incorporated in Luxembourg, DragonWave LTDA, incorporated in Brazil, Axerra GMBH, incorporated in Germany, Axerra Networks Asia Pacific Limited, incorporated in Hong Kong, and its majority owned subsidiary, DragonWave HFCL India Private Limited. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        In the opinion of management, the consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position as at May 31, 2012 and May 31, 2011 and the results of operations, cash flows and changes in equity for the three months ended May 31, 2012 and May 31, 2011.

2. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Presentation of comprehensive income

        The Company adopted Accounting Standard Update ["ASU"] 2011-05, which revised the manner in which entities present comprehensive income in their financial statements. The new guidance removed the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income.

Fair value measurements

        The Company adopted ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS", which amended Accounting Standards Codification 820, Fair Value Measurements. ASU 2011-04 eliminates certain differences that existed between U.S. and international fair value accounting concepts, and also clarifies existing guidance under GAAP. Additionally, among other disclosures, this ASU requires certain new quantitative and qualitative disclosures regarding unobservable fair value measurements. The adoption did not have an impact on our consolidated financial statements.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

FUTURE ACCOUNTING CHANGES

Disclosures about Offsetting Assets and Liabilities

        In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, which creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. Generally Accepted Accounting Principles more comparable to those prepared under International Financial Reporting Standards. We are evaluating the impact of ASU 2011-11 on our Consolidated Financial Statements.

3. MERGERS, ACQUISITIONS AND OTHER RELATED ACTIVITIES

DragonWave HFCL India Private Limited

        On March 10, 2011, DragonWave and Himachal Futuristic Communications Ltd. (HFCL) finalized the incorporation of DragonWave HFCL India Private Limited [DW-HFCL]. DragonWave invested $560 in return for 50.1% ownership of the newly formed company. The results of the subsidiary have been consolidated in the financial statements of the Company as of March 10, 2011. The Company is consolidating the results of DW-HFCL because they have majority control and hold substantive participating rights in the operations of DW-HFCL.

        Non-controlling interest consists of the minority owned portion of DragonWave HFCL India Private Limited.

4. CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH

        The Company considers all highly liquid investment with an original maturity of three months or less to be cash equivalents.

	May 31, 2012	February 29, 2012
Cash	42,248	52,798
Cash equivalents	—	—

Total Cash and cash equivalents	42,248	52,798
Restricted cash	400	177

Total Cash and cash equivalents, and Restricted cash	42,648	52,975

        The restricted cash is related to security for one of the Company's rental agreements, a standby letter of credit and a blocking certificate with regards to the incorporation of one of the Company's wholly owned subsidiary.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to trade receivables in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to trade receivables by performing credit reviews for each of its customers.

        The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base. The Company defines past due based on agreed upon terms with each individual customer.

	May 31, 2012	February 29, 2012
Trade Receivables (gross)	13,578	9,915
Allowance for doubtful accounts	(62)	(65)

Trade Receivables (net)	13,516	9,850

        As at May 31, 2012, three customers exceeded 10% of the total receivable balance. These customers represented 44% of the trade receivables balance. [February 29, 2012—two customers represented 37% of the trade receivables balance].

        Included in general and administrative expenses is $35 related to bad debt expense for the three months ended May 31, 2012 respectively [three months ended May 31, 2011—$(1)].

6. INVENTORY

        Inventory is comprised of the following:

	May 31, 2012	February 29, 2012
Raw Materials	7,691	8,313
Work in Progress	1,293	1,350
Finished Goods	13,337	15,067

Total Production Inventory	22,321	24,730
Inventory held for customer service/warranty	3,270	2,313

Total Inventory	25,591	27,043

        Cost of sales for the three months ended May 31, 2012 was $8,841 [three months ended May 31, 2011—$6,405], which included $8,416 [three months ended May 31, 2011—$5,990] of costs associated with inventory. The remaining costs of $425 [three months ended May 31, 2011—$415] related principally to freight, warranty and other direct costs of sales.

        For the three months ended May 31, 2012, the Company recognized an impairment loss on inventory of $34 [three months ended May 31, 2011—$57].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

7. OTHER CURRENT ASSETS

        Other current assets are comprised of the following:

	May 31, 2012	February 29, 2012
Deposits with suppliers	2,580	2,896
Prepaid expenses	1,602	1,425
Goods and services tax	922	474
Receivable from the Office of the Chief Scientist	73	75
Income Tax Receivable	272	484
Other & miscellaneous receivables	84	147

Total other current assets	5,533	5,501

8. PROPERTY AND EQUIPMENT

	May 31, 2012			February 29, 2012
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test equipment	13,159	9,657	3,502	3,810
R&D equipment	2,524	2,235	289	378
Computer hardware	2,408	2,225	183	214
Production fixtures	1,136	926	210	278
Leasehold improvements	941	656	285	312
Furniture and fixtures	676	577	99	104
Communication equipment	264	207	57	53
Other	121	96	25	35

Total	21,229	16,579	4,650	5,184

        Amortization expenses relating to the above property and equipment of $434, $44, $276 was included in research and development, sales and marketing and general and administrative expenses respectively for the three months ended May 31, 2012 [three months ended May 31, 2011: R&D—$536; S&M—$32; G&A—$261]. Accumulated amortization was $15,825 as at February 29, 2012.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

9. INTANGIBLE ASSETS AND GOODWILL

        Intangible assets are apportioned as follows:

	May 31, 2012				February 29, 2012
	Cost	Accumulated Amortization	Impairment	Net Book Value	Cost	Accumulated Amortization	Impairment	Net Book Value
Customer Relationships	8,257	410	7,847	—	8,257	318	5,938	2,001
Developed Technology	6,268	1,612	3,337	1,319	6,268	1,423	2,377	2,468
Infrastructure Systems Software	1,511	90	—	1,421	1,071	—	—	1,071
Computer Software	3,004	2,425	—	579	2,978	2,254	—	724

Total Intangible Assets	19,040	4,537	11,184	3,319	18,574	3,995	8,315	6,264

        For the three months ended May 31, 2012, the Company recognized amortization of intangible assets of $542 [for the three months ended May 31, 2011—$587].

        During the for the three months ended May 31, 2012, the Company performed an analysis of its intangible assets in order to determine whether the carrying value of those assets exceeded the estimated future cash flows expected to result from the use or disposition of those assets. Based upon this analysis, management of the Company determined that the carrying value of the intangible assets were in excess of the estimated future cash flows expected to result from their use or disposition. In each case where the fair value of the asset was less than the carrying value, the Company wrote the asset down to its fair value and recorded a corresponding impairment charge. As a result, the Company has recorded an impairment charge on intangible assets of $2,869 during for the three months ended May 31, 2012.

10. ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

        Accounts Payable and Accrued Liabilities are apportioned as follows:

	May 31, 2012	February 29, 2012
Trade payables	10,268	5,029
Accrued liabilities	962	3,168
Payroll related accruals	2,742	3,500
Restructuring Accrual	798	—
Warranty accrual	1,026	1,023

Total Accounts Payable and Accrued Liabilities	15,796	12,720

        Warranty accrual:

        Within its accrued liabilities, the Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

10. ACCOUNTS PAYABLES AND ACCRUED LIABILITIES (Continued)

        The following table details the changes in the warranty liability for the respective periods:

	Three months ended
	May 31, 2012	May 31, 2011
Balance at the beginning of the period	1,441	2,892
Accruals	184	134
Utilization	(214)	(456)
Changes in estimates	(146)	(247)

Ending Balance	1,265	2,323

Short term Portion	1,026	1,334
Long term Portion	239	989

11. OTHER LONG TERM LIABILITIES

        Other long term liabilities are apportioned as follows:

	May 31, 2012	February 29, 2012
Warranty accrual	239	418
Deferred Revenue	427	645

Total Other Long Term Liabilities	666	1,063

12. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On March 13, 2012 the Company settled a portion its contingent consideration, with regards to the purchase of Axerra Networks, with 400,983 common shares of DragonWave, valued at $4.49 per common share based on a 20 day volume weighted average price.

Employee stock option/stock issuance plan

        The Company has established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan [the "Plan"] applicable to full-time employees, directors and consultants of the Company for purchase of common shares with 3,600,107 common shares reserved for issuance. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. Options expire in periods ranging from three to ten years, or upon termination of employment. The maximum number of Common Shares issuable under the Stock Option Plan is 10% of the Common Shares issued and outstanding.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

12. SHAREHOLDERS' EQUITY (Continued)

        The following is a summary of stock option activity:

	Three months ended May 31, 2012		Year ended February 29, 2012
	Options	Weighted Average Price (CAD)	Options	Weighted Average Price (CAD)
Opening Balance	2,396,079	$5.90	2,114,906	$5.53
Granted	12,000	$3.93	642,000	$6.38
Exercised	—	$—	(113,940)	$2.61
Forfeited/Cancelled	(148,816)	$7.23	(246,887)	$5.54

Closing Balance	2,259,263	$5.80	2,396,079	$5.90

        The following are the weighted average values used in determining the fair value for the periods presented:

	Three months ended
	May 31, 2012	May 31, 2011
Volatility	78%	70%
Risk Free Rate	1.22%	2.03%
Dividend Yield	Nil	Nil
Average Expected Life	4 yrs	4 yrs

        The 12,000 options granted during the three months ended May 31, 2012 were determined to have a fair value of $35.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

12. SHAREHOLDERS' EQUITY (Continued)

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on May 31, 2012:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)	Quantity of Options	Weighted Average Exercise Price (CAD)
$1.34	$2.00	349,402	1.62	$1.35	288,598	$1.35
$2.01	$3.00	7,029	1.23	$2.69	6,500	$2.68
$3.01	$4.00	211,187	2.63	$3.43	116,888	$3.38
$4.01	$5.00	256,853	1.34	$4.46	236,839	$4.46
$5.01	$6.00	57,314	2.49	$5.64	31,890	$5.68
$6.01	$7.00	888,083	3.52	$6.47	322,757	$6.37
$7.01	$8.00	211,420	3.54	$7.83	105,163	$7.82
$8.01	$10.00	142,878	2.82	$9.34	75,606	$9.35
$10.01	$13.74	135,097	2.56	$12.42	81,452	$12.36

		2,259,263	2.76	$5.80	1,265,693	$5.24

        The Company has recognized $404 for the three months ended May 31, 2012 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [three months ended May 31, 2011—$492].

Restricted Shares & Employee Share Purchase Plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. During the three months ended May 31, 2012 a total of 11,104 common shares were purchased by employees at fair market value, while the Company issued 2,774 common shares respectively as its matching contribution. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest. The total fair value of the shares earned during the three months ended May 31, 2012 was $14 [three months ended May 31, 2011—$7]. The fair value of the unearned ESPP shares as at May 31, 2012 was $45 [February 29, 2012—$48]. The number of shares held for release, and still restricted under the plan at May 31, 2012 was 10,970 [February 29, 2012—10,085].

Warrants

        Effective May 30, 2007, the Company granted a warrant to a party to purchase up to 126,250 common shares of the Company at a price of $3.56 CAD per share. The warrant expires 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in an issuance of 31,562 warrants. As at August 31, 2008, a revenue reduction provision in the amount of $64 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Options Pricing Model using a volatility factor of 50%, risk free rate of 3.3% dividend yield of nil, and an expected life of 8.75 years.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

13. NET INCOME (LOSS) PER SHARE

        The following table illustrates the dilutive impact on net income (loss) per share including the effect of outstanding options and warrants:

	Three months ended,
	May 31, 2012	May 31, 2011
Basic Net Income (Loss) per share
Net Income (Loss) applicable to shareholders	(12,579)	(9,890)
Weighted average number of shares outstanding	35,931,347	35,429,049

Net Income (Loss) per share	$(0.35)	$(0.28)

Diluted Net Income (Loss) per share
Net Income (Loss)	(12,579)	(9,890)
Weighted average number of shares outstanding	35,931,347	35,429,049
Dilutive effect of warrants	—	—
Dilutive effect of stock options	—	—

Adjusted weighted average number of shares outstanding	35,931,347	35,429,049

Net Income (Loss) per share	$(0.35)	$(0.28)

        As at May 31, 2012, 2,259,263 options and 30,243 warrants were excluded from the net income (loss) per share calculation as they were anti-dilutive.

14. COMMITMENTS

        Future minimum operating lease payments as at May 31, 2012 per fiscal year are as follows:

2013	$1,400
2014	$1,769
2015	$1,597
2016	$1,346
Thereafter	$960

$7,072

Royalty Commitments

        Under the research and development agreements of Axerra Networks Ltd., a subsidiary of DragonWave, the Company received and accrued participation payments from the Office of the Chief Scientist ["OCS"] of the Ministry of Industry and Trade in Israel in the amount of nil in the three months ended May 31, 2012 [three months ended May 31, 2011—$350]. DragonWave is required to pay royalties at the rate of 3%—3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS grants, bearing interest at the rate of LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

14. COMMITMENTS (Continued)

        During the three months ended May 31, 2012 the Company adjusted the contingent royalty liability based on a change in estimate. A corresponding gain of $1,165 was made to recognize the change in estimate in the consolidated statement of operations and comprehensive income (loss) in the three months ended May 31, 2012. After consideration of the liability currently recognized in the consolidated balance sheet of $403, the Company has a maximum potential obligation of an additional $15,338.

15. RELATED PARTY TRANSACTIONS

        The Company leases premises from a real estate company controlled by a member of the Board of Directors. During the three months ended May 31, 2012, the Company paid $453 [three months ended May 31, 2011—$447], relating to the rent, operating costs, and leasehold improvements associated with this real estate, and the value owing for net purchases at May 31, 2012 was $66 [February 29, 2012—$3].

        All transactions are in the normal course of business and have been recorded at the exchange amount.

16. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities.

Fair Value

        The following table summarizes the carrying values of the Company's financial instruments:

	May 31, 2012	February 29, 2012
Held-for-trading(1)	42,648	52,975
Loans and receivables(2)	14,107	10,214
Other financial liabilities(3)	14,690	11,655

(1)
Includes cash, cash equivalents, restricted cash, and short term investments

(2)
Includes trade receivables and other receivables which are financial in nature

(3)
Includes accounts payable and accrued liabilities which are financial in nature

        Cash and cash equivalents, restricted cash, short term investments, trade receivables, other receivables, accounts payable and accrued liabilities are short term financial instruments whose fair value approximates the carrying amount given that they will mature shortly. As at the consolidated balance sheet dates, there are no significant differences between the carrying values of these items and their estimated fair values. All financial instruments have been measured using Level 1 inputs.

Interest rate risk

        Cash and cash equivalents and short term investments with fixed interest rates expose the Company to interest rate risk on these financial instruments. Interest income of $29 was recognized during the three

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

16. FINANCIAL INSTRUMENTS (Continued)

months ended May 31, 2012 on the Company's cash, cash equivalents and short term investments [three months ended May 31, 2011—$84].

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents, restricted cash, and short term investments in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. The Company minimizes credit risk on cash and cash equivalents and short term investments by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. The Company does not currently use derivative financial instruments to mitigate this risk.

        If the US dollar had appreciated 1% against all foreign currencies at May 31, 2012, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a decrease in after-tax net income of $215 for the three months ended May 31, 2012 [three months ended May 31, 2011—$69], with an equal and opposite effect if the US dollar had depreciated 1 percent against all foreign currencies at May 31, 2012.

Liquidity risk

        A risk exists that the Company will not be able to meet its financial obligations as they become due. Based on the Company's recent performance, current revenue expectations and strong current ratio, management believes that liquidity risk is low.

17. SEGMENTS AND GEOGRAPHICAL INFORMATION

        The Company operates in one reportable segment—broadband wireless backhaul equipment.

        The following table presents total revenues by geographic location:

	For the three months ended
	May 31, 2012		May 31, 2011
	Amount	%	Amount	%
Canada	1,545	12%	2,589	23%
North America (excluding Canada)	8,514	65%	5,611	51%
Europe, Middle East, and Africa	1,505	12%	2,024	18%
Other	1,410	11%	825	8%

Total Revenue	12,974	100%	11,049	100%

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

18. ECONOMIC DEPENDENCE

        The Company was dependent on two key customers with respect to revenue in the three months ended May 31, 2012. These customers represented approximately 24% and 12% of sales for three months ended May 31, 2012 [three months ended May 31, 2011—two customer representing 26% of sales].

19. RESTRUCTURING COSTS RELATED TO SPECIFIC ITEMS

        During the first fiscal quarter of the year ending February 28, 2013, the Company implemented several structural adjustments to reflect the Company's global integration plan for the planned acquisition of Nokia Siemens Networks' microwave transport business. One of these changes aimed at reducing its operating expenses in order to better align it with its revenues.

        Restructuring charges of $798 related to severance costs have been recognized in the current period. Cash disbursements of approximately $1,443 related to these restructuring costs will take place during the three month period ending August 31, 2012.

20. SUBSEQUENT EVENTS

Acquisition of Nokia Siemens Networks' Microwave Transport Business

        On June 1, 2012 the Company announced the closing of the acquisition of Nokia Siemens Networks' microwave transport business, including its associated operational support system (OSS) and related support functions. The acquisition was effected pursuant to the Amended and Restated Master Acquisition Agreement between DragonWave Inc., its wholly-owned subsidiary DragonWave S.A.R.L. and Nokia Siemens Networks dated May 3, 2012.

        Nokia Siemens Networks retains responsibility for its existing solution sales and associated services for microwave transport, while the Company is responsible for the microwave transport product line, including R&D, product management and operations functions. Nokia Siemens Networks will continue to provide R&D and other support to the business through a services arrangement.

        As part of the acquisition, the Company is now the preferred strategic supplier of packet microwave and related products to Nokia Siemens Networks and the two companies will jointly coordinate technology development activities. Under the terms of the agreement, the Company will continue the support and development of the acquired products, which will be sold via Nokia Siemens Networks through its existing channels as part of its end-to-end mobile broadband solution set and directly through the Company's existing channels.

        Consideration paid on closing by DragonWave S.A R.L. was $12,730 in cash and 2,000,978 common shares with market value of $6,210. The cash payment was made in Euros.

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

20. SUBSEQUENT EVENTS (Continued)

        The estimated fair values of the assets acquired and liabilities assumed in the acquisition are as follows:

Tangible Assets
Cash	—
Accounts Receivable	—
Inventory	11,103
Lease inducement	2,093
Other Current Assets	2,564
Capital Assets	6,115

Tangible Assets Acquired	21,875
Tangible Liabilities
Accounts Payable	—
Accrued Liabilities	2,484
Capital Lease Obligation	4,158

Tangible Liabilities Acquired	6,642

Fair Value of net tangible assets	15,233
Intangible Assets
Customer Relationships	1,745
Developed Technology	10,800

Intangible Assets Acquired	12,545
Goodwill	—
Gain on purchase of assets	(19,126)

Purchase Price	8,652
Purchase Price
Cash	12,730
Shares	5,279
Other consideration	1,205
Contingent Receivable	(10,562)

8,652

        The Purchase Price consists of the following components: a) cash delivered on closing; b) 2,000,978 common shares delivered on closing with a fair value of $5,279 which reflects that Nokia Siemens Networks is subject to a lock-up provision restricting sale or disposition of the shares, subject to customary exceptions; c) other consideration deferred for specific tangible assets; d) a Contingent receivable based on business performance in the twelve months following closing.

        The Company allocated $12,545 to intangible assets, including customer relationships and developed technology based on their fair values at the date of purchase. These intangible assets are being amortized over their estimated useful lives of three, and six years, respectively. The useful lives of the intangible

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

20. SUBSEQUENT EVENTS (Continued)

assets were determined as the period of time over which the assets are anticipated to contribute to the Company's future cash flows. None of the intangible assets are deductible for tax purposes.

        The company will recognize a one-time gain in the fiscal quarter ending August 31, 2012 due to the difference between the cumulative tangible and intangible net assets and the purchase price.

        The primary reason for the acquisition, relates to the strategic position with Nokia Siemens Networks which positions DragonWave for future growth as well as the acquisition of a technology suite backed by service and support, and further bolsters the Company's ability to participate in the growth in LTE networks worldwide.

Credit Facility

        Concurrently with the closing of the acquisition noted above, the Company established a new credit facility with Comerica Bank and Export Development Canada. The credit facility is available to finance the completion of the acquisition as well as support the Company's working capital requirements. The credit facility is for a total of $40,000, of which the Company has drawn $35,000 as of June 1, 2012.

        The Company has access, subject to ongoing compliance with borrowing covenants, to $20,000 in additional credit (for total maximum credit of $60,000). The new credit facility matures on May 31, 2014 and is secured by a first-priority charge on all of the assets of DragonWave and its principal direct and indirect subsidiaries. Borrowing options under the credit facility include US dollar, Canadian dollar and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3—4% above the applicable base rates. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties.

        Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized as of May 31, 2012 and will be amortized over the two year term of the facility.

21. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current fiscal year.

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  Exhibit 99.2
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) Expressed in US $000's except share and per share amounts
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY Expressed in US $000's except common share amounts
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts